UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                         FIRST FIDELITY BANCORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   32019510
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 29, 1994
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    7    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  OO                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    20,611,913                                 |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    20,611,913                                 |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         20,611,913                                 |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         25.35%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7
** Represents 24.78% of total voting stock of Issuer, First Fidelity Bancorporation.

               Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994 and Amendment No. 6 filed on June 15, 1994 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.
               Item 1.  Security and Company.
               The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:
               On December 29, 1994, Santander transferred all of its shares of Common Stock of the Company to its wholly-owned subsidiary FFB Participacoes e Servicos, S.A. ("Participacoes"), a second-tier bank holding company incorporated in the Portuguese territory of Madeira (the "transfer").
               Item 3.  Source and Amount of Funds or Other Consideration.
               The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:
               Santander effected the transfer by contributing its Common Stock to Participacoes. Participacoes did not pay any amount to Santander for the Common Stock it received as the result of the transfer.
               Item 4.  Purpose of Transaction.
               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:
               The purpose of the transfer was to streamline Santander's operations, improve internal planning and control and reduce income tax expenses. As a simple internal rearrangement of the Santander Group's holdings, the transfer did not involve the acquisition or disposition of any shares, assets, liabilities or businesses not already directly or indirectly owned by Santander or the incurrence of any debt, nor did it involve the commencement of any new activity. Neither Santander nor Participacoes has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Santander has filed a request for the prior approval of the Board of Governors of the Federal Reserve System (the "Board") of
Santander's acquisition through Participacoes of up to 30% of the total voting stock of the Company.

               Item 5.  Interest in Securities of the Company.
               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
               (a) Upon consummation of the transfer, Santander indirectly beneficially owned 20,611,913 shares of Common Stock, representing approximately 25.35% of the outstanding Common Stock and 24.78% of the total voting stock of the Company (based on (i) 81,311,673 shares of Common Stock outstanding (excluding treasury stock) and (ii) a total of 83,185,729 shares of total voting stock outstanding, each as of November 30, 1994, according to information provided by the Company). Santander has received regulatory approval to acquire securities representing up to 24.9% of the total voting power of the Company's then outstanding securities on a fully diluted basis through open market purchases or otherwise; unless further extended by the Board, this approval expires on November 25, 1995.
               Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.
               (b) Upon consummation of the transfer, Santander had the sole power to vote and to dispose of 20,611,913 shares of Common Stock.
               (c) On, November 22, 1994, Santander sold 100,000 shares of Common Stock to the Company. This transaction was disclosed in Santander's Report on Form 4 filed on December 5, 1994. Except as otherwise disclosed herein, no other transactions in the shares of Common Stock have been effected since October 30, 1994 by Santander, any other person controlling Santander, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.
               (d)  Inapplicable.
               (e)  Inapplicable.

                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 1995

                                   BANCO SANTANDER, S.A.



                                   By: /s/ Gonzalo de Las Heras
                                        Name:  Gonzalo de Las Heras
                                        Title:  Director General